FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of April 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F__X____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):




Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):




Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Cable & Wireless West Indies Selects TTI Telecom's Netrac Wireless Solution to Manage Two Network Operation Centers.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        TTI Team Telecom International Ltd.



Date: April 28, 2003                    By:  /s/ Israel (Eli) Ofer
                                             ---------------------

                                             Israel (Eli) Ofer
                                             Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit                    Description
Number                     of Exhibit


10.1 Press Release: Cable & Wireless West Indies Selects TTI Telecom's Netrac Wireless Solution to Manage Two Network Operation Centers.

                                  EXHIBIT 10.1


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom                           TTI Telecom
            T: +1.972.3.922.1262                  T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com
--------------------------------------------------------------------------------


          CABLE & WIRELESS WEST INDIES SELECTS TTI TELECOM'S NETRAC WIRELESS
                SOLUTION TO MANAGE TWO NETWORK OPERATION CENTERS

- Netrac Wireless Solution to Proactively Manage Jamaican NOC's Multi-Domain, GSM & GPRS Networks; Solution to Also Enable Barbados'Multi-Domain NOC to Migrate to 2.5G -

Hoboken, N.J. - April 14, 2003 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that Cable & Wireless (West Indies) Limited has selected its Netrac Wireless solution to manage their network operations centers (NOCs) in Jamaica and Barbados. TTI Telecom's solutions will be delivered as part of a supply agreement between a strategic partner of TTI Telecom's and Cable & Wireless (West Indies) Limited. This agreement was previously announced by TTI Telecom in a press release dated January 29, 2003 in which the Company detailed its contract awards for the quarter ended December 31, 2002.

The Jamaican NOC will deploy TTI Telecom's Netrac Wireless Fault and Performance Management System and TrafficView application to manage its GSM/GPRS networks, which are to be deployed within the next few months. The Barbados NOC has chosen to extend the functionality of its previously installed Netrac Wireless solution for its TDMA network (2G) to encompass its new GSM/GPRS (2.5G) networks and will also implement the TrafficView application.

"Our goal is to provide customers with the optimal wireless experience by providing new and exciting mobile services such as mobile Internet, m-commerce, and multi-media messaging," said Dave Morgan, Cable & Wireless (West Indies) Limited's EVP, Network Services. "In Netrac Wireless, we have found a reliable, scalable, and intelligent service assurance solution that gives us potent tools to ensure that our mobile services are continuously available and operating at peak performance. The solution will also ensure the smooth deployment of these GSM/GPRS services by maintaining optimal network performance and high QoS through the deployment period and the ongoing operations. It was the logical solution for us given its ability to support a multi-technology environment within the same OSS platform."

"These selections deepen our penetration of the service provider community in CALA and reinforce our position as a leading provider of next-generation network management solutions," said Meir Lipshes, TTI Telecom's chief executive officer. "Our Netrac Wireless solution is being deployed all over the world by service providers who want end-to-end visibility across their infrastructure and the ability to proactively track and control their networks and services. In using our solution, service providers can immediately cut their operating costs and improve cash flow by increasing operational efficiency and maintaining highly available networks. In addition, the solution enables service providers to proactively monitor and manage their network infrastructure and address any issues before they impact the quality of service delivered to customers. In today's market especially, a service assurance solution such as TTI Telecom's is crucial to a service provider's success."

TTI Telecom's Netrac Wireless' Fault Management application will give the Jamaican NOC an all-inclusive view of alarms coming from its GSM and GPRS networks, and give the Barbados NOC the same for its GSM and GPRS networks. Netrac Wireless' Performance system will give the operators an up-to-date picture of network and service performance, and its predictive trending and forecasting capabilities will help it make improved network utilization decisions and better plan for network growth. TTI Telecom's TrafficView application will enable the operators to monitor traffic behavior in real time based on pre-defined intelligent thresholds, and identify and treat traffic exceptions such as bottlenecks and congestions before they adversely affect services and customers.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.ttitelecom.com.

About Cable & Wireless:
Cable & Wireless is one of the world's leading providers of integrated communications and a major global carrier of communications traffic: Internet, data, voice and video. Its businesses around the world offer a range of services spanning interactive entertainment and information, broadband data, Internet access and broadcast television, as well as fixed and mobile voice. With customers in 70 countries, Cable & Wireless is one of the world's largest carriers of international traffic and provides mobile communications in more than 30 countries.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
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